Exhibit 99.1

Allot Communications Reports Second Quarter 2009 Revenues of $10 Million

– Record quarterly revenues reported; non-GAAP loss reduced by 50% –

Key highlights:

– Second quarter revenues totaled $10.0 million, representing a 7% increase over first quarter of 2009

– Non-GAAP loss continues to decline, with second quarter non-GAAP net loss totaling $0.4 million, or $0.02 per basic and diluted share, from $0.8 million, or $0.04 per basic and diluted share, in the first quarter of 2009, and from $1.9 million, or $0.09 per basic and diluted share, in the second quarter of 2008

– As of June 30, 2009, cash, cash equivalents, deposits and investments in marketable securities totaled $54.8 million

– The Company received approximately $5 million in orders to date from a global Tier 1 mobile operator under a new frame agreement.

Hod Hasharon, ISRAEL – August 12, 2009 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today reported a continued improvement in its quarterly results with the announcement of its financial results for the second quarter ended June 30, 2009.

Total revenues for the second quarter of 2009 reached $10.0 million, a 6% increase from the $9.5 million of revenues reported in the second quarter of 2008 and a 7% increase from the $9.4 million of revenues reported for the first quarter of 2009. On a GAAP basis, net loss for the second quarter of 2009 was $1.0 million, or $0.05 per share (basic and diluted). This compares with a net loss of $3.8 million, or $0.17 per share (basic and diluted), in the second quarter of 2008, and a net loss of $2.9 million, or $0.13 per share (basic and diluted), in the first quarter of 2009.

On a non-GAAP basis, excluding the impact of share-based compensation, auction-rate securities (ARS) devaluation, certain legal expenses and amortization of acquired core technology, net loss for the second quarter of 2009 totaled $0.4 million, or $0.02 per share (basic and diluted), as compared with a non-GAAP net loss of $0.8 million, or $0.04 per share (basic and diluted), for the first quarter of 2009 and a non-GAAP net loss of $1.9 million, or $0.09 per share (basic and diluted), for the second quarter of 2008. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. A full reconciliation between GAAP and non-GAAP net loss is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“While we continue to grow in the traditional service provider market, the primary growth engine we are currently seeing is in the mobile market, which was highlighted by our signing a frame agreement towards the end of the quarter with a global Tier 1 mobile operator group, which led to initial orders of approximately $5 million to date,” commented Allot President and CEO Rami Hadar. “A study we published recently demonstrates the significant growth in mobile data traffic, and the need for Allot’s solution to enable service providers to manage their networks in the short term, while providing them with the means to drive additional revenues from their networks going forward.

“We are pleased with our continued sales growth in the quarter, highlighted by the record sales we achieved. Coupled with our strong cash position, we believe that we are well positioned to meet the growing opportunities in our target markets,” concluded Hadar.

Recently, the Company achieved the following significant goals:

—	More than 20 service providers worldwide using the Service Gateway platform;

—	During the quarter, concluded 15 large deals with service providers, of which 6 represented new customers and 9 represented expansion deals;

—	Release of the MediaSwift as part of the Company’s value added services offering.

As of June 30, 2009, cash, cash equivalents, deposits and investments in marketable securities totaled $54.8 million. Recent external valuations showed an increase in value of certain ARS in the Company’s portfolio as of the end of the second quarter. As a result, the Company recorded an unrealized net gain of $1.2 million to the other comprehensive income in its shareholders’ equity, leaving the Company with a total of $15.4 million in ARS at the end of the quarter. To date, our ARS have paid all their interest payments.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its second quarter 2009 earnings results on Wednesday, August 12, 2009, at 8:30 AM EDT, 3:30 PM Israel time. The quarterly and annual results will be published prior to the conference call.

To access the conference call, please dial one of the following numbers: US: 1-866-966-5335, International: +44-20-3003-2666, Israel: 1-809-216-213.

A replay of the conference call will be available from 12:01 am EST on Aug 13, 2009 through September 13, 2009 at 11:59 pm EST. To access the replay, please dial: +44-20-8196-1998, access code: 650204#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions and, specifically, a decline in demand for the Company’s products; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International dial +972-54-221-1365
jkalish@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Revenues	$10,009	$9,461	$19,378	$17,720
Cost of revenues	2,784	2,488	5,310	4,630

Gross profit	7,225	6,973	14,068	13,090

Operating expenses:
Research and development costs, net	2,100	3,123	4,507	6,220
Sales and marketing	4,853	5,476	9,257	10,520
General and administrative	1,466	1,610	2,859	3,109
In - process research and development	-	-	-	244

Total Operating expenses	8,419	10,209	16,623	20,093
Operating Loss	(1,194)	(3,236)	(2,555)	(7,003)
Financial and other income (expenses), net	312	(444)	(1,212)	(1,459)

Loss before income tax expenses	(882)	(3,680)	(3,767)	(8,462)

Income tax expenses	112	70	116	101

Net Loss	$(994)	$(3,750)	$(3,883)	$(8,563)

Basic and diluted net loss per share	$(0.05)	$(0.17)	$(0.18)	$(0.39)

Weighted average number of shares
used in computing basic and diluted net
Loss per share	22,070,416	22,058,963	22,069,909	22,042,867

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

GAAP net loss as reported	$(994)	$(3,750)	$(3,883)	$(8,563)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	28	16	53	30
Research and development costs, net	89	81	178	156
Sales and marketing	197	162	306	290
General and administrative	292	213	579	421
In-process research and development	-	-	-	244
Expenses related to a law suit	-	25	-	46
Core technology amortization- cost of revenues	30	30	58	58

Total adjustments to operating loss	635	527	1,174	1,245
Impairment of auction rate securities
Financial and other income (expenses), net	-	1,285	1,575	3,435

Total adjustments	635	1,812	2,749	4,680

Non-GAAP net Loss	$(359)	$(1,938)	$(1,134)	$(3,883)

Non- GAAP basic and diluted net Loss per share	$(0.02)	$(0.09)	$(0.05)	$(0.18)

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2009	December 31, 2008
	(Unudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$35,323	$40,029
Short term deposits and restricted deposits	4,120	2,121
Trade receivables	8,122	6,163
Other receivables and prepaid expenses	1,356	1,959
Inventories	4,737	4,259

Total current assets	53,658	54,531

LONG-TERM ASSETS:
Marketable securities	15,364	15,319
Severance pay fund	3,295	3,402
Other assets	887	874

Total long-term assets	19,546	19,595

PROPERTY AND EQUIPMENT, NET	4,733	4,970

GOODWILL AND INTANGIBLE ASSETS, NET	3,698	3,755

Total assets	$81,635	$82,851

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,041	$2,902
Deferred revenues	4,971	4,475
Other payables and accrued expenses	7,355	6,466

Total current liabilities	15,367	13,843

LONG-TERM LIABILITIES:
Deferred revenues	2,209	2,293
Accrued severance pay	3,264	3,536

Total long-term liabilities	5,473	5,829

SHAREHOLDERS' EQUITY	60,795	63,179

Total liabilities and shareholders' equity	$81,635	$82,851